MAIL STOP 3720

May 16, 2007

Mr. Harley L. Rollins
Chief Financial Officer
Elandia, Inc.
1500 Cordova Road
Suite 300
Fort Lauderdale, FL 33316

> **Re: Elandia, Inc.**
> **Registration Statement on Form 10**
> **Filed April 25, 2007**
> **File No. 0-51805**

Dear Mr. Rollins:

We have completed our review of your Form 10-12G and do not, at this time, have any further comments.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Seth P. Joseph, Esq
        Fax: (305) 460-1422